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Exhibit 12.1

        The historical ratios of earnings to fixed charges of K-Sea Transportation Partners L.P. and our consolidated subsidiaries for the periods indicated below are as follows:

Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended June 30,
						Nine Months Ended March 31, 2004	Nine Months Ended March 31, 2005
	2000	2001	2002	2003	2004
Earnings:
Pre-tax income before equity earnings	$3,241	$10,104	$6,994	$5,164	$4,174	$2,361	$5,415
Fixed Charges	8,770	9,346	8,124	9,581	7,162	5,928	4,893
Amortization of capitalized interest	—	—	—	16	51	31	52
Less:
Interest Capitalized	—	27	488	656	672	528	500

Earnings as Adjusted	12,011	19,423	14,630	14,105	10,715	7,792	9,860

Fixed Charges:
Interest expense, net (includes amortization of debt)	8,653	9,202	7,519	8,808	6,370	5,309	4,274
Add:
Interest capitalized	—	27	488	656	672	528	500
Portion of Rents Representative of the Interest Factor	117	117	117	117	120	91	119

Fixed Charges	8,770	9,346	8,124	9,581	7,162	5,928	4,893

Ratio of Earnings to Fixed Charges	1.37	2.08	1.80	1.47	1.50	1.31	2.02

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Ratio of Earnings to Fixed Charges (in thousands)